                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)

                                Paul C. Heeschen
                              Heeschen & Associates
                       450 Newport Center Drive, Suite 450
                         Newport Beach, California 92660
                                  944-644-1850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 27, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------                                               -----------------
CUSIP NO. 253675                         13D                   PAGE 2 OF 5 PAGES
----------------                                               -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                D.C.H., L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) [X]
                                                                   (b)
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)

         [ ] Not applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                                    7   VOTING POWER

                                        0
                                    --------------------------------------------
                                    8   SHARED VOTING POWER
   NUMBER OF SHARES
     BENEFICIALLY                       1,430,760 shares of Common Stock
     OWNED BY EACH                  --------------------------------------------
   REPORTING PERSON
        WITH                        9   SOLE DISPOSITIVE POWER

                                        0
                                    --------------------------------------------

                                    10  SHARED DISPOSITIVE POWER

                                        1,430,760 shares of Common Stock
--------------------------------------------------------------------------------
11       AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,430,760 shares of Common Stock
--------------------------------------------------------------------------------
12       BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ] Not applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                       SEE INSTRUCTION BEFORE FILLING OUT!

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----------------                                               -----------------
CUSIP NO. 253675                       13D                     PAGE 3 OF 5 PAGES
----------------                                               -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                            Paul C. Heeschen

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)

         [ ]     Not applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

                                            298,686 shares of Common Stock
                                   ---------------------------------------------
                                    8       SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                        1,430,760 shares of Common Stock
       OWNED BY EACH               ---------------------------------------------
     REPORTING PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                                            298,686 shares of Common Stock
                                   ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                            1,430,760 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,729,446 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ] Not applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         13.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

         This Amendment No. 4 amends the Schedule 13D, dated May 14, 1997, of D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, the sole general partner of D.C.H., L.P. (the "Reporting Persons") with respect to the common stock, $0.01 par value per share, ("Common Stock") of Diedrich Coffee, Inc., as amended on June 10, 1997, June 12, 1997 and April 23, 1998.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 4 to Schedule 13D is filed to report the transfer of 52,034 shares of Common Stock and 15,000 options to acquire Common Stock to Kristin L. Heeschen pursuant to a court order in a divorce proceeding awarded on June 27, 2000.

         The aggregate 1,729,446 shares of Common Stock beneficially owned by Paul C. Heeschen include 1,430,760 shares beneficially owned by D.C.H., L.P. and 246,317 shares beneficially owned by Redwood Enterprises VII, L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Also included are 7,369 shares owned personally by Mr. Heeschen and 20,000 shares held personally by Mr. Heeschen subject to options that are exercisable within 60 days of the date hereof and 25,000 shares purchased on the open market by the Palm Trust, of which Mr. Heeschen is a trustee with shared voting and investment power as to all of such shares.


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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.


Dated: July 14, 2000                            D.C.H., L.P.,
                                                a California limited partnership

                                                By: /s/ PAUL C. HEESCHEN
                                                    ----------------------------
                                                        Paul C. Heeschen
                                                        General Partner


                                                    /s/ PAUL C. HEESCHEN
                                                    ----------------------------
                                                        Paul C. Heeschen



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